SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Raj Ventures, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Charles J. Scimeca
Raj Ventures Funding, Inc.
9040 Town Center Parkway
Bradenton, Florida 34202
(949) 355-8714
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2010
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following:  ☐

SCHEDULE 13D
CUSIP No.  – N/A

1	NAME OF REPORT PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Raj Ventures Funding, Inc. (E.I.N. 27-2303802)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,000,000 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 3,000,000 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock (“Common Stock”) of Raj Ventures, Inc., a Florida corporation (the “Company”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The principal executive offices of the Company are located at 9040 Town Center Parkway, Bradenton, Florida 34202.

Item 2. Identity and Background.

This statement is filed on behalf of Raj Ventures Funding, Inc., a Florida corporation.  The address of the principal business and principal office of Raj Ventures Funding, Inc. is 9040 Town Center Parkway, Bradenton, Florida 34202.  Raj Ventures Funding, Inc.is a company that makes investments in companies, which are primarily in the development stage.

The name, business address, citizenship and present principal occupation of the sole officer, director and shareholder of Raj Ventures Funding, Inc. is Charles J. Scimeca, 9040 Town Center Parkway, Bradenton, Florida 34202.  Mr. Scimeca is a citizen of the United States and his principal occupation is serving as a business consultant to start-up companies and making investments.

During the last five years, neither Raj Ventures Funding, Inc., nor Charles J. Scimeca, its sole principal, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On April 12, 2010, Raj Ventures Funding, Inc., as purchaser, entered into a definitive Share Purchase Agreement (the “Purchase Agreement”) with the Company and Willowhuasca Wellness, Inc., as seller, for the purchase of 3,000,000 shares of common stock of the Company held by Willowhuasca Wellness, Inc. for a cash payment of $15,000.  The source of the funds for the purchase price was provided by working capital from Raj Ventures Funding, Inc.  Mr. Scimeca used his personal funds an an investment in Raj Ventures Funding, Inc. The description of the Purchase Agreement contained in this Schedule 13D is qualified in its entirety by reference to the Purchase Agreement, which is incorporated by reference to Exhibit 1 hereto.

Item 4. Purpose of Transaction.

The purpose of the Purchase Agreement was for investment purposes and to effect a change of control of the Company, which resulted in Raj Ventures Funding, Inc. becoming the owner of 3,000,000 shares of common stock of the Company, or 100 percent of the issued and outstanding shares of common stock of the Company.  Charles J. Scimeca beneficially owns and controls Raj Ventures Funding, Inc., the Reporting Person.

Raj Ventures Funding, Inc. intends to review the performance of its investments and consider or explore a variety of alternatives, including without limitation the acquisition of additional securities of the Company or the disposition of securities of the Company.  Mr. Scimeca is currently the sole officer and director of the Company and Raj Ventures Funding, Inc.

Charles J. Scimeca and the Reporting Person reserve the right to act in concert with any other shareholders of the Company, or other persons, for a common purpose should he determine to do so, and/or to recommend courses of action to the Company’s management, the Company’s Board of Directors, the Company’s shareholders and others, or take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4.  Notwithstanding anything to the contrary contained herein, Charles J. Scimeca and the Reporting Person specifically reserve the right to change their intention with respect to any or all of such matters.  Any alternatives that Charles J. Scimeca or the Reporting Person may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations, and prospects of the Company, and general economic, financial market, and industry conditions.

Other than as described above, each of Charles J. Scimeca and the Reporting Person does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above (although Charles J. Scimeca and the Reporting Person reserve the right to develop such plans).

Item 5. Interest in Securities of the Issuer.

(a) and (b). As of April 12, 2010, 3,000,000 shares of Common Stock of the Company were issued to Raj Ventures Funding, Inc., which represents all of the issued and outstanding shares of Common Stock of the Company.  Mr. Scimeca is the sole officer and director of Raj Ventures Funding, Inc. and, as a result thereof, has the ability to vote all of the shares of Common Stock of the Company owned by Raj Ventures Funding, Inc.

(c). Neither Raj Ventures Funding, Inc. nor Charles J. Scimeca has effected any transaction in the Common Stock of the Company during the past 60 days.

(d) No other person is known by Charles J. Scimeca or the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Charles J. Scimeca or the Reporting Person.

(e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Charles J. Scimeca, the Reporting Person, and/or any person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

EXHIBIT	DESCRIPTION
1
Share Purchase Agreement dated April 12, 2010, by and among Raj Ventures, Inc., Raj Ventures Funding, Inc., as purchaser, and Willowhuasca Wellness, Inc., as seller (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K of Raj Ventures, Inc. filed on April 12, 2010 with the Securities and Exchange Commission).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

RAJ VENTURES FUNDING, INC.

Dated: April 12, 2010	By:	/s/ Charles J. Scimeca
Charles J. Scimeca
President